Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Six Months Ended June 30,		Years Ended December 31,
(in millions, except ratios)	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before provision for income taxes	$80.3	$53.1	$66.7	$(61.9)	$121.9	$139.1	$79.6
Add:
Fixed charges	12.4	13.5	28.4	26.7	26.6	29.5	34.0

Total earnings	$92.7	$66.6	$95.1	$(35.2)	$148.5	$168.6	$113.6

Fixed charges:
Interest expense	$10.0	$11.2	$23.7	$22.1	$22.9	$25.7	$29.9
Rental interest factor	2.4	2.3	4.7	4.6	3.7	3.8	4.1

Total fixed charges	$12.4	$13.5	$28.4	$26.7	$26.6	$29.5	$34.0

Ratio of earnings to fixed charges	7.5:1	4.9:1	3.3:1	(a )	5.6:1	5.7:1	3.3:1

(a)	The coverage deficiency for the year ended December 31, 2011 is $61.9 million.